U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Miller, Jr. Edgar William
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems
                                                  International, Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    December, 1998

5.   If Amendment, Date of Original               N/A

6.   Relationship of Reporting Person to
     Issuer (Check all applicable)                Director, Officer, 10% Owner

7.   Individual or Joint/Group Filing             __x__ Form filed by one
     (Check Applicable Line)                            Reporting Person
                                                  _____ Form filed by more
                                                        than one Reporting
                                                        Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                            Common Stock

2.   Transaction Date                             December 28, 1998
     (Month/Day/Year)

3.   Transaction Code                             Code:  G
     (Instr. 8)

4.   Securities Acquired (A) or Disposed
     of (D)                                       Amount: 3,900 shares

     (A) or (D)                                   D
                                                  Price:  $5.125

5.   Amount of Securities Beneficially
     Owned at End of Month                        1,538,033

6.   Ownership form:                             (D) 1,536,471
     Direct (D) or Indirect (I)                  (I) 1,562


7.   Nature of Indirect Beneficial Ownership     1,562 shares held
                                                 indirectly by Mr. Miller's
                                                 wife


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security                 N/A

2.   Conversion or Exercise Price of
     Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code                             Code:
                                                  V:

5.   Number of Derivative Securities
     Acquired (A) Or Disposed of (D)

6.   Date Exercisable and Expiration Date         Date Exercisable:
     (Month/Day/Year)                             Expiration Date:

7.   Title and Amount of Underlying Securities    Title:
                                                  Amount of Number of Shares:
8.   Price of Derivative Security

9.   Number of Derivative Securities
     Beneficially Owned at End of Month

10.  Ownership form of Derivative Security:
     Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ Edgar William Miller, Jr.
Edgar William Miller, Jr.

Date:  January 8, 1999